UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

MATERION CORPORATION
(Exact name of the registrant as specified in its charter)

Ohio                        001-15885            34-1919973
(State or other jurisdiction of             (Commission             (IRS Employer
incorporation or organization)         File Number)             Identification No.)

6070 Parkland Blvd.
Mayfield Heights, Ohio                             44124
(Address of principal executive offices)                     (Zip code)

Michael C. Hasychak
Vice President, Treasurer and Secretary
(216) 486-4200
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1. Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Materion's Conflict Minerals Disclosure

Materion Corporation (including its consolidated subsidiaries, the “Company”) is filing this Specialized Disclosure Report on Form SD (“Form SD”) pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. The Securities and Exchange Commission (“SEC”) defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Covered Countries ”).

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). As required by the Rule, the Company has conducted a good faith, reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period to determine whether any such conflict minerals originated in the Covered Countries and/or whether any of the conflict minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the conflict minerals. The results of the Company’s RCOI regarding the conflict minerals, as well as its additional due diligence regarding the sources of such conflict minerals, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.02 to this Form SD, and is publicly available at www.materion.com . The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

As specified in Section 2 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2. Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.        Description
1.02            Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MATERION CORPORATION

By: /s/ Michael C. Hasychak
Michael C. Hasychak                                June 1, 2015
Vice President, Treasurer and Secretary